Exhibit 21.1

SHARING SERVICES GLOBAL CORPORATION

LIST OF SUBSIDIARIES

Sharing Services Global Corporation

●	Elevacity Ventures, LLC (Texas)
●	Elevacity Holdings, LLC (Texas)
●	Elevacity U.S., LLC (Texas)
●	Global Product Innovations, LLC (Texas)
●	Global Travel Destinations, LLC (Texas)
●	SHRG Development Ventures, LLC (Texas)
●	SHRG IP Holdings, LLC (Texas)
●	SHRG Investment Ventures, LLC (Texas)
●	SHRG North America Acquisitions, LLC (Texas)
●	SHRG Real Estate Holdings, LLC (Texas)
●	Linden Real Estate Holdings, LLC (Texas)
●	Elevacity International Holdings, LLC (Texas)
●	SHRG Asia Partners Pte. Limited (Singapore)
●	Sigma Pay, Inc. (Nevada)
●	Elepreneurs Asia Limited (Hong Kong)
●	The Happy Co. Korea Limited (South Korea)
●	HAPI International Limited (Hong Kong)
●	HAPI Group Limited (Hong Kong)

Note: All entities shown above are direct or indirect wholly owned subsidiaries of the Registrant.